Contacts:
Mark Deep Sr. Director of Marketing DataMirror Corporation 905-415-0310 ext. 121 mdeep@datamirror.com	Peter Cauley Chief Financial Officer DataMirror Corporation 905-415-0310 ext. 271 pcauley@datamirror.com	Stacey Holifield Brodeur Worldwide 617-587-2026 sholifield@brodeur.com

DataMirror Recognized as One of the World’s Largest
Software Companies

DataMirror Named to Software Magazine’s Software 500 for the Sixth Consecutive Year

MARKHAM, CANADA — (September 30, 2004) – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of real-time, secure data integration solutions, today announced its inclusion on Software Magazine’s Software 500, an annual list of the world’s foremost software and service providers. With US$42.8 million in annual software and services revenues (Fiscal 2004), DataMirror surpassed last year’s ranking and secured its place on the Software 500 for the sixth year in a row.

“DataMirror has once again proven its position in the software industry. With a 7.6 percent software revenue increase this year, DataMirror’s growth is contributing to the dynamic status of the industry,” says John P. Desmond, editor of Software Magazine and Softwaremag.com. “The Software 500 recognizes industry leaders and aims to help CIOs, senior IT managers, and IT staff evaluate available software solutions and partner options.”

The Software 500 is a revenue-based ranking of the world’s largest software and services suppliers targeting enterprise IT organizations. The list includes both private and public companies. The ranking is based on total worldwide software and service revenue for 2003. This includes revenues from software licenses, maintenance and support, training and software-related services, and consulting. DataMirror ranked 267 on the 2004 Software 500.

“Our continued placement on the Software 500 is a direct result of our continued growth and success in the data integration market. We expect this growth and success to progress as we see long-term opportunity from our recently launched Integration Suite 2005,” says Nigel Stokes, CEO, DataMirror. “The Software 500 is a highly recognized source for information within the software community; we are honored to be a part of the list for the sixth consecutive year.”

About Softwaremag.com, The IT Software Journal
Softwaremag.com, The IT Software Journal, is the Web publishing effort of Software Magazine, a brand name in the industry for over 20 years. Softwaremag.com is the online catalog to enterprise software and the home of the Software 500 ranking of the world’s largest software and services companies, now in its 22nd year. Software Magazine and Softwaremag.com are owned and operated by King Content Co., the Web content development and publishing firm run by John P. Desmond.

About DataMirror
DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration software solutions, gives companies the power to manage and monitor their corporate data in real time. DataMirror’s comprehensive family of software solutions helps customers easily and cost-effectively capture, transform, and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the live, secure data access, integration, and protection companies require today across all computers in their business.

Over 1,900 companies have transformed their business models and created competitive advantage with DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.